250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison  foerster llp

beijing, berlin, brussels, denver,
hong kong, london, los angeles,
new york, northern virginia,
palo alto, sacramento, san diego,
san francisco, shanghai, singapore,
tokyo, washington, d.c.

Writer’s Direct Contact +1 (212) 336.4046 ewelch@mofo.com

May 11, 2016

Via EDGAR

Coy Garrison
Special Counsel
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20059

Re:	Vaulted Gold Bullion Trust Revised Form of Pricing Supplement (CIK No. 0001593812)

Dear Mr. Garrison:

On behalf of our client, Vaulted Gold Bullion Trust (the “Trust”), and Bank of Montreal, the depositor of the Trust (“Bank of Montreal”), we submitted the following email to you on May 10, 2016:

Attached is a revised draft pricing supplement that responds to your comment to add high/low price ranges.

We note that you have asked about investor access to pricing.  In addition to this supplement, filed monthly, an investor who is interested in purchasing or redeeming Receipts will be able to get end of day indicative pricing from the Trust’s website.  In addition, there will be a Bloomberg terminal page with a real-time indicative quotation, and this quote will also be available (on a delayed basis) at Bloomberg.com.  Last, the investor’s broker can access the Bloomberg terminal indicative quote, or contact BMO Capital Markets Corp. to get a quote by phone.

To supplement the analysis contained in our comment response letter dated May 2, 2016 in response to Staff comment number 1, Bank of Montreal has compiled user statistics, which are shown in the table below. The statistics demonstrate that user traffic has been minimal, and should evidence that no efforts have been made to drive traffic to the site or to take any steps that would be designed to condition the market for a future offering of Gold Deposit Receipts.

Some notes on the data that we compiled:

This covers the period from April 11, 2016 (the date of our withdrawal request) through yesterday.

250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison  foerster llp

beijing, berlin, brussels, denver,
hong kong, london, los angeles,
new york, northern virginia,
palo alto, sacramento, san diego,
san francisco, shanghai, singapore,
tokyo, washington, d.c.

•	Note that a “zero” session duration suggests a visit from a web crawler. There have been a total of 122 visits, including many “visits” that have lasted zero seconds.

•	Short session hits in NY are likely coming from Bank of Montreal’s own server; BMO CM also has offices in California, Illinois, and Virginia

•	The longer visits in Washington DC may be the SEC staff.

Apr 11, 2016 - May 9, 2016

Region	Acquisition			Behavior		
	Sessions	% New Sessions	New Users	Bounce Rate	Pages / Session	Avg. Session Duration
	122 % of Total: 35.06% (348)	70.49% Avg for View: 66.67% (5.74%)	86 % of Total: 37.07% (232)	81.97% Avg for View: 83.33% (-1.64%)	1.05 Avg for View: 1.20 (-12.23%)	00:00:47 Avg for View: 00:01:29 (-47.36%)
1. New York	33 (27.05%)	72.73%	24 (27.91%)	81.82%	0.97	00:00:22
2. District of Columbia	16 (13.11%)	12.50%	2 (2.33%)	56.25%	1.00	00:01:09
3. Illinois	12 (9.84%)	75.00%	9 (10.47%)	83.33%	1.00	00:00:13
4. California	8 (6.56%)	75.00%	6 (6.98%)	75.00%	1.50	00:01:41
5. Florida	8 (6.56%)	100.00%	8 (9.30%)	87.50%	1.00	00:00:19
6. Virginia	6 (4.92%)	83.33%	5 (5.81%)	83.33%	1.33	00:05:23
7. Wisconsin	6 (4.92%)	16.67%	1 (1.16%)	66.67%	1.00	00:02:06
8. Texas	5 (4.10%)	100.00%	5 (5.81%)	100.00%	1.00	00:00:00
9. Maryland	4 (3.28%)	100.00%	4 (4.65%)	100.00%	1.00	00:00:00
10. Georgia	3 (2.46%)	33.33%	1 (1.16%)	66.67%	1.33	00:00:30
11. Kansas	3 (2.46%)	100.00%	3 (3.49%)	100.00%	1.00	00:00:00
12. Massachusetts	3 (2.46%)	100.00%	3 (3.49%)	100.00%	1.00	00:00:00
13. (not set)	2 (1.64%)	100.00%	2 (2.33%)	100.00%	1.00	00:00:00
14. Michigan	2 (1.64%)	100.00%	2 (2.33%)	100.00%	1.00	00:00:00
15. Missouri	2 (1.64%)	100.00%	2 (2.33%)	100.00%	1.00	00:00:00
16. New Jersey	2 (1.64%)	100.00%	2 (2.33%)	100.00%	1.00	00:00:00
17. Utah	2 (1.64%)	100.00%	2 (2.33%)	100.00%	1.00	00:00:00
18. Washington	2 (1.64%)	100.00%	2 (2.33%)	100.00%	1.00	00:00:00
19. Colorado	1 (0.82%)	100.00%	1 (1.16%)	100.00%	1.00	00:00:00
20. Connecticut	1 (0.82%)	100.00%	1 (1.16%)	100.00%	1.00	00:00:00
21. North Carolina	1 (0.82%)	100.00%	1 (1.16%)	100.00%	1.00	00:00:00

I hope this is helpful as you consider your comments to the registration statement.  Please let me know if you have anything further.

Sincerely,

/s/ Edward Welch

Edward M. Welch

Pricing Supplement No. 1
(To Prospectus dated [      ], 2016)

GOLD DEPOSIT RECEIPTS

Pricing Supplement
April 2016

Issuer:	Vaulted Gold Bullion Trust

Securities:
Class A Gold Deposit Receipts, Class F Gold Deposit Receipts and Class F-1 Gold Deposit Receipts (collectively, the “Gold Deposit Receipts” or the “Receipts”), each representing an undivided beneficial ownership in a fixed quantity of unencumbered, allocated, physical gold bullion (“Gold Bullion”). The Gold Bullion will be held for the benefit of holders of Gold Deposit Receipts in an account operated by Bank of Montreal at the Royal Canadian Mint. The Gold Deposit Receipts are separate from the Gold Bullion.

Period:	April 1-April 30, 2016

Number of Class A Receipts Sold in Period:	[ ]

Number of Class F Receipts Sold in Period:	[ ]

Number of Class F-1 Receipts Sold in Period:	[ ]

Aggregate Gold Deposit Receipts Outstanding at Period End:	[ ]

Average Price to Public per Class A Receipt Sold in Period:	$[ ], representing the prevailing interbank spot price on the Trade Date for one troy ounce of gold, plus a 2.0% deposit fee and a 2.00% sales fee.

Average Price to Public per Class F Receipt Sold in Period:	$[ ], representing the prevailing interbank spot price on the Trade Date for one troy ounce of gold, plus a 2.0% deposit fee and a 0.25% sales fee.

Average Price to Public per Class F-1 Receipt Sold in Period:	$[ ], representing the prevailing interbank spot price on the Trade Date for one troy ounce of gold, plus a 2.0% deposit fee and no additional sales fee.

Daily High and Low Sale Price to Public per Receipt Sold in Period	TRADING DAY (2016)	HIGH PER CLASS A RECEIPT	LOW PER CLASS A RECEIPT	HIGH PER CLASS F RECEIPT	LOW PER CLASS F RECEIPT	HIGH PER CLASS F-1 RECEIPT	LOW PER CLASS F-1 RECEIPT
	April 1	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 4	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 5	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 6	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 7	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 8	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 11	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 12	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 13	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 14	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 15	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 18	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 19	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 20	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 21	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 22	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 25	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 26	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 27	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 28	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]
	April 29	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]

Proceeds to the Trust:	$[ ]

Listing:	The Gold Deposit Receipts will not be listed or traded on any securities exchange.

Underwriter:	Bank of Montreal Capital Markets Corp.

CUSIP/ISIN for Class A Receipts:	92242D 205 / US92242D2053

CUSIP/ISIN for Class F Receipts:	92242D 304 / US92242D3044

CUSIP/ISIN for Class F-1 Receipts:	92242D 403 / US92242D4034

The Gold Deposit Receipts are issued by the Vaulted Gold Bullion Trust and represent direct gold bullion ownership. The securities are not issued by or guaranteed by Bank of Montreal and are not bank deposits.